Exhibit 99.(h)(4)

AMENDMENT TO TRANSFER AGENCY AGREEMENT

THIS AMENDMENT TO TRANSFER AGENCY AGREEMENT is made as of

February 2 8 , 2015, by and between UMB Fund Services, Inc. ("UMBFS") and Cheswold Lane Funds (the "Trust").

WHEREAS, UMBFS and the Trust entered into that certain Transfer Agency Agreement dated June 28, 2006 (the "Agreement"); and

WHEREAS, UMBFS and the Trust desire to amend the Agreement to include current anti-money laundering program requirements.

NOW THEREFORE, in consideration of the foregoing recitals, and other val uable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Article VII of the Agreement is hereby replaced in its entirety with the following:

Anti-Money Laundering ("AML") Services

(7.01) Background In order to assist its transfer agency clients with their AML responsibilities under the USA PATRIOT Act of 2001, the Bank Secrecy Act of 1970, the customer identification program rules jointly adopted by the Commission and the U.S. Treasury Department and other applicable regulations adopted thereunder (the "AML Laws"), UMBFS offers various tools designed to: (a) aid in the detection and reporting of potential money laundering activity by monitoring cettain aspects of Shareholder activity; and (b) assist in the verification of persons opening accounts with the Trust and determine whether such persons appear on any l ist of known or suspected terrorists or terrorist organizations ("AML Monitoring Activities"). In connection with the AML Monitoring Activities, Transfer Agent may encounter Shareholder activity that would require it to file a Suspicious Activity Report ("SAR") with the Department of the Treasury's Financial Crimes Enforcement Network ("FinCEN"), as required by 31 CPR 103.l S(a)(2) ("Suspicious Activity"). The Trust has, after review, selected various procedures and tools offered by Transfer Agent to comply with its AML and customer identification program obligations under the AML Laws (the "AML Procedures"), and desires to implement the AML Procedures as part of its overall AML program and, subject to the terms of the AML Laws, delegate to Transfer Agent the day-to-day operation of the AML Procedures on behalf of the Trust.

(7.02) Delegation The Trust acknowledges that it has had an opportunity to review, consider and select the AML Procedures and the Trust has determined that the AML Procedures, as part of the Trust's overall AML program, are reasonably designed to prevent the Funds from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable provisions of the AML Laws. Based on this detennination, the Trust hereby instructs and d irects UMBFS to implement the AML Procedures on its behalf, as such may be amended or revised from time to time. The customer identification verification component of the AML Procedures applies only to Shareholders who are residents of the United States. The Trust hereby also delegates to UMBFS the authority to report Suspicious Activity to FinCEN.

(7.03) SAR Filing Procedures

(A)               When UMBFS observes any Suspicious Activity, UMBFS shall prepare a draft of a SAR on Form SAR-SF, and shall send a copy to the Trust's AML officer for review. UMBFS shall complete each SAR in accordance with the procedures set forth in 31 CFR § I 03.1 S(a)(3), with the intent to satisfy the rep011ing obligation of both UMBFS and the Trust. Accordingly, the SAR shall include the name of both UMBFS and the Trust, and shall include the words, "joint filing" in the narrative section.

(B)              The Trust's AML officer shall review the SAR and provide comments, if any, to UMBFS within a time frame sufficient to petmit UMBFS to file the SAR in accordance with the deadline set fotih in 31 CFR §103.l S(b)(3). Upon receipt of final approval from the Trust's AML officer, UMBFS (or its affiliate) shall file the SAR in accordance with the procedures set forth in 31 CFR

§ 103.1S(b).

(C)              UMBFS shall provide to the Trust a copy of each SAR filed, together with supporting documentation. In addition, UMBFS shall maintain a copy of the same for a period of at least five (5) years from the date of the SAR filing.

(D)              Nothing in this Agreement shall prevent either party from making a determination that such party has an obligation under the USA PATRIOT Act of 2001 to file a SAR relating to any Suspicious Activity, and from making such filing independent of the other party hereto.

(7.04) Amendment to Procedures It is contemplated that the AML Procedures will be amended from time to time by the parties as directed by the Trust as additional regulations are adopted and/or regulatory guidance is provided relating to the Trust's AML responsibilities.

(7.05) Reporting UMBFS agrees to provide to the Trust: (i) prompt notification of any transaction or combination of transactions that UMBFS believes, based on the AML Procedures, evidence potential money laundering activity in connection with the Trust or any Shareholder; (ii) prompt notification of any true and complete match of a Shareholder(s) to the names included on the Office of Foreign Asset Controls (OFAC) list or any Section 3 l4(a) search list; (iii) any reports received by UMBFS from any government agency or applicable industry self-regulatory organization pertaining to UMBFS' AML Monitoring Activities; (iv) any action taken in response to AML violations as described above; and,

(v) quarterly reports of its monitoring and verification activities on behalf of the Trust. UMBFS shall provide such other reports on the verification activities conducted at the direction of the Trust as may be agreed to from time to time by UMBFS and the Trust's AML officer.

(7.06) Inspection The Trust hereby directs, and UMBFS agrees to: (1) pennit federal regulators access to such information and records maintained by UMBFS and relating to UMBFS' implementation of the AML Procedures on behalf of the Trust, as they may request; and, (2) permit such federal regulators to inspect UMBFS' implementation of the AML Procedures on behalf of the Trust.

(7.07) Disclosure Obligations Regard ing SARs Neither UMBFS nor the Trust shall disclose any SAR filed or the information included in a SAR to any third party other than affiliates of UMBFS or the Trust on a need to know basis and in accordance with applicable law, rule, regulation and interpretation, that would disclose that a SAR has been filed.

[Signature page follows.]

IN WITNESS HEREOF, the undersigned have executed this Addendum as of the date and year first above written.

CHESWOLD LANE FUNDS

(the "Trust")

By: /s/ Eric Scharpf

Eric Scharpf

President

UMB FUND SERVICES, INC.

("UMBFS")

By: /s/ Anthony J. Fischer

Anthony J. Fischer

President